UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry Into Material Definitive Agreements

On January 6, 2025, TIAN RUIXIANG Holdings Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into five agreements (the “Agreements”) with five creditors (each, a “Creditor”, and collectively, the “Creditors”) to convert debts owed by the Company to the Creditors into the Company’s Class A ordinary shares, par value 0.025 per share (the “Ordinary Share”), at a conversion price of $1.63 per share, which is the average closing price of the Ordinary Shares on Nasdaq for the 15 trading days leading up to and including December 31, 2024. Pursuant to the Agreements, the Company agreed to issue an aggregate of 1,355,568 Ordinary Shares (the “Shares”) to the Creditors to fully settle debts in the amount of $2,209,575 (the “Debts”) no later than January 26, 2025, and the Creditors agreed that, upon the issuance of the Shares, the Company’s obligations with respect to the Debts will be fully and completely satisfied. The Shares will be issued under Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company’s board of directors has duly approved the entry into the Agreements and the transactions outlined therein.

The foregoing description of the Agreements are qualified in their entirety by reference to the full text of the Agreements, which are furnished hereto as Exhibits 10.1-10.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: January 8, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Conversion Agreement dated January 6, 2025 by and between the Company and Fenge Feng
10.2	Debt Conversion Agreement dated January 6, 2025 by and between the Company and Wang Zhe
10.3	Debt Conversion Agreement dated January 6, 2025 by and between the Company and Mufang Gao
10.4	Debt Conversion Agreement dated January 6, 2025 by and between the Company and Baohai Xu
10.5	Debt Conversion Agreement dated January 6, 2025 by and between the Company and Mingxiu Luan